TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for the year ended December 31, 2023 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of March 7, 2024. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 35.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 87.5% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is commencing construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended December 31,			Year ended December 31,
	2023	2022	Change	2023	2022	Change
Tons mined (millions)	24.1	22.9	1.2	88.1	88.7	(0.6)
Tons milled (millions)	7.6	7.3	0.3	30.0	30.3	(0.3)
Production (million pounds Cu)	34.2	26.7	7.5	122.6	97.0	25.6
Sales (million pounds Cu)	35.9	25.5	10.4	120.7	101.3	19.4

Financial Data	Three months ended December 31,			Year ended December 31,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change	2023	2022	Change
Revenues	153,694	100,618	53,076	524,972	391,609	133,363
Cash flows provided by (used for) operations	62,835	(946)	63,781	151,092	81,266	69,826
Net income (loss) (GAAP)	67,425	(2,275)	69,700	82,726	(25,971)	108,697
Per share - basic ("EPS")	0.23	(0.01)	0.24	0.29	(0.09)	0.38
Earnings from mining operations before depletion and amortization*	73,106	37,653	35,453	207,354	106,217	101,137
Adjusted EBITDA*	69,107	35,181	33,926	190,079	109,035	81,044
Adjusted net income*	24,060	7,146	16,914	44,431	1,723	42,708
Per share - basic ("Adjusted EPS") *	0.08	0.02	0.06	0.15	0.01	0.14

On March 15, 2023, the Company increased its effective interest in the Gibraltar Mine from 75% to 87.5% through the acquisition of a 50% interest in Cariboo Copper Corp. The financial results reported in this MD&A include the Company's 87.5% proportionate share of Gibraltar Mine income and expenses for the period March 15 to December 31, 2023 (prior to March 15, 2023 - 75%).

TASEKO MINES LIMITED Management's Discussion and Analysis

 Highlights (Continued)

2023 Annual Review

  Annual cash flow from operations was $151.1 million and net income was $82.7 million ($0.29 per share) for the year;

  Earnings from mining operations before depletion and amortization* was $207.4 million, Adjusted EBITDA* was $190.1 million and Adjusted net income* was $44.4 million ($0.15 per share);

  Total operating costs (C1)* for the year was US$2.37 per pound produced;

  The Gibraltar mine produced 122.6 million pounds of copper and 1.2 million pounds of molybdenum in 2023. Copper recoveries averaged 82.6% and copper head grades were 0.25%;

  Gibraltar sold 120.7 million pounds of copper for the year (100% basis) which contributed to revenue for Taseko of $525.0 million, the highest annual revenue Taseko has ever recorded.  Average realized copper prices were US$3.84 per pound for the year;

  On March 15, 2023, Taseko acquired 50% of Cariboo Copper Corp. increasing its effective interest from 75% to 87.5% in the Gibraltar mine; and

  In September, the U.S. Environmental Protection Agency ("EPA") issued the Final Underground Injection Control ("UIC") permit for the Florence Copper Project and the permit became effective on October 31, 2023.  The Company now has all key permits in place and is commencing construction of the commercial production facility at Florence.

Fourth Quarter Review

  Fourth quarter cash flow from operations was $62.8 million and net income was $67.4 million ($0.23 per share) for the quarter;

  Earnings from mining operations before depletion and amortization* was $73.1 million, Adjusted EBITDA* was $69.1 million, and Adjusted net income* was $24.1 million ($0.08 per share);

  Gibraltar produced 34.2 million pounds of copper for the quarter. Average head grades were 0.27% and copper recoveries were 82.2% for the quarter;

  Gibraltar sold 35.9 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.75 per pound;

  Total operating costs (C1)* for the quarter was US$1.91 per pound produced;

  Construction of the commercial production facility at Florence is advancing with recent site activities focused on site preparations, earthworks and civil work for the commercial wellfield. Wellfield drilling commenced in February and construction of the SX/EW plant and associated surface infrastructure is scheduled to get underway in the second quarter of 2024;

  During the quarter, the Company closed the first Florence project debt facility with Bank of America for gross proceeds of US$25 million, secured against the SX/EW plant and other equipment;

  The Company had a cash balance of $96.5 million and has approximately $176 million of available liquidity at December 31, 2023; and

  On February 2, 2024, the Company closed its US$50 million royalty with Taurus Mining Royalty Fund L.P. ("Taurus") and the Company also received the first US$10 million of the US$50 million Mitsui copper stream financing in January 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	YE 2023	YE 2022
Tons mined (millions)	24.1	16.5	23.4	24.1	22.9	88.1	88.7
Tons milled (millions)	7.6	8.0	7.2	7.1	7.3	30.0	30.3
Strip ratio	1.5	0.4	1.5	1.9	1.1	1.3	1.8
Site operating cost per ton milled (Cdn$)*	$9.72	$12.39	$13.17	$13.54	$13.88	$12.16	$11.89
Copper concentrate
Head grade (%)	0.27	0.26	0.24	0.22	0.22	0.25	0.20
Copper recovery (%)	82.2	85.0	81.9	80.7	83.4	82.6	79.5
Production (million pounds Cu)	34.2	35.4	28.2	24.9	26.7	122.6	97.0
Sales (million pounds Cu)	35.9	32.1	26.1	26.6	25.5	120.7	101.3
Inventory (million pounds Cu)	6.9	8.8	5.6	3.7	5.4	5.6	5.4
Molybdenum concentrate
Production (thousand pounds Mo)	369	369	230	234	359	1,202	1,118
Sales (thousand pounds Mo)	364	370	231	225	402	1,190	1,131
Per unit data (US$ per pound produced)*
Site operating costs*	$1.59	$2.10	$2.43	$2.94	$2.79	$2.19	$2.85
By-product credits*	(0.13)	(0.23)	(0.13)	(0.37)	(0.40)	(0.20)	(0.23)
Site operating costs, net of by-product credits*	$1.46	$1.87	$2.30	$2.57	$2.39	$1.99	$2.62
Off-property costs	0.45	0.33	0.36	0.37	0.36	0.38	0.36
Total operating costs (C1)*	$1.91	$2.20	$2.66	$2.94	$2.75	$2.37	$2.98

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Full Year Results

Gibraltar produced 122.6 million pounds of copper for the year compared to 97.0 million pounds in 2022. The higher production was attributable to improved ore grades and recoveries as the lower benches of the Gibraltar pit provided the expected higher grades and more consistent mineralized zones. Copper grades for the year averaged 0.25% copper compared to 0.20% in 2022 and copper recoveries for 2023 were 82.6% compared to 79.5% in 2022.

A total of 88.1 million tons were mined in the year compared to 88.7 million tons mined in 2022. The strip ratio of 1.3 was lower than the prior year as mining operations were focused in the Gibraltar pit in 2023 which has a lower strip ratio. Ore stockpiles also increased by 9.1 million tons, including oxide ore from the upper benches of the Connector pit.

Total site costs* at Gibraltar of $430.7 million (which includes capitalized stripping of $55.6 million) was $28.3 million higher than 2022, primarily due to higher repairs and maintenance costs and labour costs, partially offset by lower diesel costs and lower grinding media costs.

Molybdenum production was 1.2 million pounds in the year compared to 1.1 million pounds in the prior year. Molybdenum prices strengthened in 2023 with an average molybdenum price of US$24.19 per pound, an increase of 29% compared to the 2022 average price of US$18.73 per pound.

Off-property costs per pound produced* were US$0.38 for the year, which is US$0.02 higher than the prior year primarily due to an increase in treatment and refining charges (TCRC) rates.

Total operating costs per pound produced (C1)* was US$2.37 for the year, compared to US$2.98 in the prior year as shown in the bridge graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis (Continued)

Fourth Quarter Results

Gibraltar produced 34.2 million pounds of copper for the quarter which was generally consistent with the prior quarter.  Slightly lower throughput of 7.6 million tons was offset by higher grade compared to the prior quarter. Copper grades in the fourth quarter were 0.27%, higher than recent quarters and in line with management expectations as the lower benches of the Gibraltar pit provided higher grades and more consistent mineralized zones.

Copper recoveries in the fourth quarter were 82.2% and were impacted by performance in concentrator #2 prior to a major component replacement that was completed in January.

Total site costs* at Gibraltar of $110.6 million (which includes capitalized stripping of $31.9 million) was $8.6 million higher than the prior quarter due to higher labor cost, grinding media cost and timing of repairs and maintenance. Site operating cost per ton milled* was $9.72 and was lower than the previous quarters in 2023 mainly due to higher capitalized stripping costs.

Molybdenum production was 369 thousand pounds in the fourth quarter. At an average molybdenum price of US$18.64 per pound and the impact of negative price adjustments of $1.8 million for Taseko's 87.5% share, molybdenum generated a by-product credit per pound of copper produced of US$0.13 in the fourth quarter.

Off-property costs per pound produced* were US$0.45 for the fourth quarter reflecting higher sales, higher ocean freight costs (including bunker fuel) and increased TCRCs compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* was US$1.91 for the quarter and was lower than the previous quarter due to increased waste stripping costs being capitalized from the Connector pit.

Gibraltar Outlook

The Gibraltar pit will continue to be the main source of mill feed for the first half of 2024 before mining of ore transitions into the Connector pit in the second half of the year.  Stripping activity will continue to be focused in the Connector pit, and further oxide ore from this pit is expected to be added to the leach pads in 2024.  Restart of the SX/EW facility at the Gibraltar mine is expected in 2026.

Concentrator #2 had additional downtime in January 2024 for a planned major component replacement, and concentrator #1 is scheduled to be down for three weeks in June for the in-pit crusher relocation and other mill maintenance.  After taking into account the reduced mill availability from these two scheduled down times, total copper production at Gibraltar for 2024 is expected to be approximately 115 million pounds.

The estimated remaining capital cost of the crusher relocation project is $10 million, and no other significant capital projects are planned for Gibraltar in 2024.

The Company continues to purchase options to provide copper price and fuel price protection. Currently, the Company has copper put contracts in place that secure a minimum copper price of US$3.25 per pound for 42 million pounds of copper and diesel call options for 12.5 million litres of diesel, covering the first half of 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Florence Copper

On September 14, 2023, the Company received the final UIC permit from the EPA, and the UIC permit became effective on October 31, 2023. The Company now has all the key permits in place for the commercial production facility and is commencing construction.

Site activities to-date have focused on site preparations, earthworks and civil work for the commercial wellfield and the hiring of additional management and site personnel positions for the construction and operations teams. The initial drilling contracts have been awarded and finalized, and drilling of the commercial facility wellfield commenced in February.

The Company recently executed a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure which is scheduled to commence in the second quarter of 2024. All the major plant components are on site and the early work on detailed engineering and procurement of long-lead items has significantly de-risked the construction schedule. First copper production is expected in the fourth quarter of 2025.

The Company has advanced Florence project level financing to fund construction. In the fourth quarter, the Company closed a US$25 million equipment loan with Bank of America. In January 2024, the Company received the initial US$10 million deposit from the US$50 million streaming transaction with Mitsui. The remaining amounts will be paid on a quarterly basis in US$10 million instalments. On February 2, 2024, the Company closed a US$50 million royalty with Taurus, which was funded in one lump-sum payment at that time. Additionally, in October 2023, the Florence project received a credit committee approved commitment from Societe Generale for a US$50 million project debt facility with an additional US$25 million uncommitted accordion feature.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has a technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "Technical Report") on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs (with a basis as of Q3 2022) for the commercial production facility and refinements made to the operating models, based on the Production Test Facility ("PTF") results.

Florence Copper Project Highlights:

• Net present value of US$930 million (after-tax at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade A cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

TASEKO MINES LIMITED Management's Discussion and Analysis

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. During the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper produced. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March 2024, Tŝilhqot'in and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

TASEKO MINES LIMITED Management's Discussion and Analysis

Environmental, Social and Governance ("ESG")

Nothing is more important to Taseko than the safety, health and well-being of our workers and their families. Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.

The full report is available on the Company's website at https://tasekomines.com/sustainability/overview/.

Taseko's 2023 ESG report will be published in the second quarter of 2024.

Market Review

Copper      Molybdenum                 Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$3.90 per pound, compared to US$3.84 per pound at December 31, 2023.  Short-term volatility in copper prices is expected to continue in the near term due to macroeconomic uncertainty, geopolitical events and recessionary risks from higher interest rates which is causing a slowdown in industrial demand.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is projected to double from approximately 25 million metric tons today to roughly 50 million metric tons by 2035, a record high that will be sustained and continue to grow to 53 million metric tons by 2050, in order to achieve net-zero targets.  All of these factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 4% of the Company's revenue is made up of molybdenum sales. During the fourth quarter of 2023, the average molybdenum price was US$18.64 per pound. Molybdenum prices are currently around US$20 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's financial results.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance

Earnings

	Year ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Net income (loss)	82,726	(25,971)	108,697
Net unrealized foreign exchange (gain) loss	(11,875)	30,027	(41,902)
Unrealized loss (gain) on derivative instruments	1,874	(3,196)	5,070
Gain on Cariboo acquisition	(46,212)	-	(46,212)
Finance and other non-recurring costs	2,042	-	2,042
Estimated tax effect of adjustments	15,876	863	15,013
Adjusted net income *	44,431	1,723	42,708

The Company's net income was $82.7 million ($0.29 earnings per share) for the year ended December 31, 2023 compared to a net loss of $26.0 million ($0.09 loss per share) in the prior year. The higher net income in the current year was primarily due to the $46.2 million gain recognized on the Company's acquisition of 50% of Cariboo, higher sales volumes and an increase in waste stripping costs being capitalized relating to the Connector pit. Partially offsetting these impacts were higher site costs due to an increase in input costs and repairs and maintenance, and higher finance expenses due to additional net borrowings.

The Company's adjusted net income was $44.4 million ($0.15 per share) for the year ended December 31, 2023, compared to adjusted net income of $1.7 million ($0.01 per share) for the prior year after elimination of the gain recognized on the Company's acquisition of 50% of Cariboo and the $11.9 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the weakened US dollar as at December 31, 2023. These gains were partially offset by an unrealized loss on copper put options of $1.9 million for copper puts that remain outstanding as at year end as well as the net accretion on consideration payable for Cariboo of $1.8 million.

No adjustments are made to adjusted net income for provisional price adjustments in the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance (Continued)

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2023[1]	2022	Change
Copper contained in concentrate	512,376	380,700	131,676
Copper price adjustments on settlement	818	(5,060)	5,878
Molybdenum concentrate	31,713	19,973	11,740
Molybdenum price adjustments on settlement	(1,013)	3,752	(4,765)
Silver	6,346	5,456	890
Total gross revenue	550,240	404,821	145,419
Less: Treatment and refining costs	(25,268)	(13,212)	(12,056)
Revenue	524,972	391,609	133,363

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[2]	98,289	73,120	25,169
Average realized copper price (US$ per pound)	3.84	3.96	(0.12)
Average LME copper price (US$ per pound)	3.85	3.99	(0.14)
Average exchange rate (CAD/US$)	1.35	1.30	0.05

1As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine, financial results before that date reflect 75% beneficial interest.

2This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold and 12.5% of Cariboo's share of copper sales since March 15, 2023.

The Company reported $525.0 million in total revenue for 2023 year which is the highest revenue result for the Company to date. Copper revenues for the year ended December 31, 2023 increased by $131.7 million compared to the prior year, substantially due to the larger sales volumes of 25.2 million pounds from higher grade from the Gibraltar mine, with a stronger average US dollar offsetting the lower copper price during the year. Positive copper provisional price adjustments in the current year were $0.8 million. The increase in sales volumes and revenues also reflects the impact from the acquisition of an additional 12.5% effective interest in Gibraltar mine in March 2023.

Molybdenum revenues for the year ended December 31, 2023 increased by $11.7 million compared to the prior year, primarily due to higher average molybdenum prices of US$24.19 per pound, compared to US$18.73 per pound for the prior year and the impact from the acquisition of the additional 12.5% Gibraltar interest in March 2023.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance (Continued)

Cost of sales

	Year ended December 31,
(Cdn$ in thousands)	2023[1]	2022	Change
Site operating costs	309,805	269,822	39,983
Transportation costs	30,045	22,472	7,573
Changes in inventories of finished goods	(5,546)	7,726	(13,272)
Changes in inventories of ore stockpiles	(16,686)	(14,628)	(2,058)
Production costs	317,618	285,392	32,226
Depletion and amortization	56,940	51,982	4,958
Cost of sales	374,558	337,374	37,184
Site operating costs per ton milled*	$12.16	$11.89	$0.27

1As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine, financial results before that date reflect 75% beneficial interest.

Site operating costs for the year ended December 31, 2023 increased by $40.0 million compared to the prior year primarily due to the impact of proportionately consolidating an additional 12.5% share of Gibraltar's site operating costs as a result of the acquisition of 50% of Cariboo in March 2023. Other increases in site operating costs were due to the timing of repairs and maintenance and higher labour costs, partially offset by decreased grinding media costs, increased waste stripping costs being capitalized for the Connector pit and decreased diesel costs as a result of lower diesel prices.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. A combination of increased production and the timing of shipments contributed to an increase in finished goods inventory.

During the year ended December 31, 2023, the accounting impact from the acquisition of the additional 12.5% Gibraltar interest and the increase in copper in finished goods inventory contributed to a decrease in production costs of $5.5 million. Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at the 2021 year end that was sold in the first quarter of 2022, which contributed to the decrease in finished goods inventory and an increase in production cost of $7.7 million for the year ended December 31, 2022.

In addition, 5.6 million tons of the oxide ore from the Connector pit were placed on the heap leach pads and sulphide ore stockpiles also increased by 3.5 million tons during the year ended December 31, 2023, which resulted in a net decrease in production costs of $16.7 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance (Continued)

Other (income) expenses

	Year ended December 31,
(Cdn$ in thousands)	2023	2022	Change
General and administrative	13,465	12,056	1,409
Share-based compensation expense	5,919	3,807	2,112
Realized loss (gain) on derivative instruments	3,045	(13,078)	16,123
Unrealized loss (gain) on derivative instruments	1,874	(3,196)	5,070
Project evaluation expenditures	1,721	543	1,178
Gain on Cariboo acquisition	(46,212)	-	(46,212)
Other income, net	(731)	(1,758)	1,027
	(20,919)	(1,626)	(19,293)

General and administrative expenses have increased in the year ended December 31, 2023, compared to the prior year, primarily due to an increase in payroll, consulting and timing of expenditures.

Share-based compensation expense is comprised of the amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense increased for the year ended December 31, 2023, compared to the prior year, primarily due to the Company's share price and its impact on the valuation of the deferred share units. More information is set out in Note 22 of the December 31, 2023 Financial Statements.

For the year ended December 31, 2023, the Company realized a net loss on derivative instruments of $3.0 million primarily due to the expensing of premiums paid for copper collars and fuel options for the year that settled out-of-the-money, compared to a net realized gain of $13.1 million for the prior year related to the copper collars that settled in-the-money, net of expensing of premiums paid.

On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz which gives the Company an additional 12.5 % effective interest in the Gibraltar mine. The Company recognized a gain of $46.2 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. This gain was recorded in other income during the year ended December 31, 2023.  More information is set out in Note 4 of the December 31, 2023 Financial Statements.

Project evaluation expenditures represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance (Continued)

Finance expenses and income

	Year ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Interest expense	48,181	41,825	6,356
Amortization of financing fees	2,791	2,523	268
Finance expense - deferred revenue	6,652	5,711	941
Accretion of PER	2,328	367	1,961
Accretion net of fair value adjustment on consideration payable for Cariboo	1,779	-	1,779
Less: interest capitalized	(8,865)	(3,419)	(5,446)
Finance income	(2,972)	(1,798)	(1,174)
Finance expenses, net	49,894	45,209	4,685

Net interest expense for the year ended December 31, 2023 increased from the prior year primarily due to the impact of higher interest rates on new equipment loans and draws against the revolving credit facility in 2023, which was partially offset by the capitalization of a portion of borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko"). Accretion less fair value adjustments on the consideration payable to Sojitz for the Cariboo acquisition was $1.8 million for the year ended December 31, 2023.

Finance income for the year ended December 31, 2023 increased from the prior year due to higher interest rates on the Company's cash balances.

Income tax

	Year ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Current income tax expense	3,002	892	2,110
Deferred income tax expense	47,141	5,940	41,201
Income tax expense	50,143	6,832	43,311
Effective tax rate	37.7%	(35.7)%	73.4%
Canadian statutory rate	27.0%	27.0%	-
B.C. mineral tax rate	9.5%	9.5%	-

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance (Continued)

Effective tax rate reconciliation

	Year ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Income tax expense (recovery) at Canadian statutory rate of 36.5%	48,484	(6,984)	55,468
Permanent differences	2,641	10,136	(7,495)
Foreign tax rate differential	104	64	40
Unrecognized tax benefits	(1,189)	3,344	(4,533)
Deferred tax adjustments related to prior periods	103	272	(169)
Income tax expense	50,143	6,832	43,311

The overall income tax expense for the year ended December 31, 2023 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the year is higher than the combined B.C. mineral and income tax rate of 36.5% due to certain expenses such as finance charges, derivative gains and general and administrative costs that are not deductible for B.C. mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the year ended December 31, 2023 and 2022, relative to net income (loss) for those periods.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

	At December 31,	At December 31,
(Cdn$ in thousands)	2023	2022	Change
Cash and equivalents	96,477	120,858	(24,381)
Other current assets	152,978	120,013	32,965
Property, plant and equipment	1,286,001	1,029,240	256,761
Other assets	30,912	8,573	22,339
Total assets	1,566,368	1,278,684	287,684
Current liabilities[1]	113,531	94,229	19,302
Debt:
Credit facility	25,191	-	25,191
Senior secured notes	524,491	534,118	(9,627)
Equipment related financings	88,209	52,451	35,758
Deferred revenue	59,720	47,620	12,100
Other liabilities	321,078	193,857	127,221
Total liabilities	1,132,220	922,275	209,945
Equity	434,148	356,409	77,739
Net debt (debt minus cash and equivalents)	541,414	465,711	75,703
Total common shares outstanding (millions)	290.0	286.5	3.5

1 Excludes current portion of long-term debt

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances can fluctuate due to transportation and cash settlement schedules.

Property, plant and equipment increased by $256.8 million in the year ended December 31, 2023, which includes the impact from acquiring an additional 12.5% effective interest in the Gibraltar mine from Sojitz, $68.0 million for Florence Copper development costs as well as capital expenditures at Gibraltar (deferred stripping, sustaining and capital projects).

Net debt has increased by $75.7 million in the year ended December 31, 2023, primarily due to investment of cash in the development of Florence Copper and the effect of a weakening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

Other liabilities increased by $127.2 million primarily due to the deferred consideration payable to Sojitz for the acquisition of 50% of Cariboo and the additional share of Gibraltar's provision for environmental rehabilitation that it assumed with the purchase of Cariboo, and an increase in deferred tax liabilities.

As at March 7, 2024, there were 290,479,596 common shares and 11,169,666 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 22 of the December 31, 2023 Financial Statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review (Continued)

Liquidity, cash flow and capital resources

At December 31, 2023, the Company had cash and equivalents of $96.5 million (December 31, 2022 - $120.9 million).

Cash flow provided by operations during year ended December 31, 2023 was $151.1 million compared to $81.3 million for the prior year. The increase in cash flow provided by operations was due primarily to higher copper sales volumes, higher molybdenum price and lower site operating costs. Cash flow provided by operations in the current year was negatively impacted by an increase in inventories, including finished goods and increase in ore stockpiles, including oxide ore placed on the heap leach pads.

In June 2023, the Company entered into a second amendment to its silver stream with Osisko and received $13.6 million in exchange for an increase of the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver for the updated reserves published in 2022.

Cash used for investing activities during the year ended December 31, 2023 was $167.6 million compared to $166.4 million for the prior year. Investing cash flows in the year includes $118.0 million for capital expenditures at Gibraltar (which includes $55.6 million for capitalized stripping costs, $31.1 million for sustaining capital, and $31.3 million for capital projects), $52.4 million of cash expenditures for Florence Copper and $3.2 million for the purchase of copper puts covering production from July 2023 to June 2024, offset by proceeds from copper put options. Included in investing activities in the year is the Company's 50% acquisition of Cariboo, which included an initial fixed payment of $10.0 million to Sojitz and the pickup of the Company's 50% share of Cariboo's cash balance of $13.5 million.

Cash used for financing activities for the year ended December 31, 2023 was $7.1 million comprised of interest paid of $47.8 million, Gibraltar equipment financing repayment net of proceeds of $18.7 million, and $0.4 million of share-based compensation, partially offset by an advance from the revolving credit facility of $26.5 million, and Florence Copper equipment financing net proceeds of $33.3 million.

Liquidity outlook

The Company has approximately $176 million of available liquidity at December 31, 2023, including a cash balance of $96.5 million and undrawn amounts under the revolving credit facility of US$60 million. In February 2023, the Company entered into an agreement to extend the maturity date of the revolving credit facility by an additional year to July 2026. In addition to the one-year extension, ING Capital LLC joined the syndicate and provided credit approval for the US$30 million accordion feature bringing the total credit facility size to US$80 million.

Based on current copper prices and more consistent copper production expected quarter over quarter in 2024, stable operating margins and cash flows are expected from Gibraltar for 2024. The Company has also significantly advanced a capital project to relocate the primary crusher for Mill 1 at the Gibraltar mine to a new location scheduled for June 2024 with an estimated remaining cost of $10 million.  Gibraltar has no other significant capital projects planned for 2024.

The Company has also received the final UIC permit from the EPA and commenced the construction of the commercial facility at Florence Copper. The Company intends to finance the majority of the remaining capital spend over the next two years from project level finance, cash on hand and cashflow from Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review (Continued)

Liquidity outlook (Continued)

In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement and Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper. On January 26, 2024, the Company received the first US$10 million of the US$50 million Mitsui financing.

In the fourth quarter of 2023, the Company entered into an equipment project financing facility for Florence Copper's SX/EW and other equipment totalling US$25 million. The facility contains no financial covenants and has a term of 5 years.

In January 2024, the Company signed a definitive agreement with Taurus for the previously announced sale of a US$50 million royalty. The base royalty is for 1.95% of the gross revenue from the sale of all copper from Florence Copper. The US$50 million of proceeds was received on February 2, 2024.

In October 2023, the Company received credit committee approval for a US$50 million senior secured debt facility to be provided by Societe Generale. The proposed facility is subject to completion of definitive documentation and the satisfaction of conditions precedent. The facility also contains a US$25 million uncommitted accordion feature which can be exercised by the Company in the future to increase the size of the facility to US$75 million if needed, subject to additional credit approval at that time.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review (Continued)

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price cap for its share of diesel that is used by its mining fleet.

A summary of the Company's outstanding hedges are shown below:

	Notional amount	Strike price	Term to maturity	Original cost
At December 31, 2023
Copper puts	42.0 million lbs	US$3.25 per lb	January to June 2024	$3.2 million

Acquired subsequent to December 31, 2023
Fuel call options	12.5 million ltrs	US$1.26 per ltr	February to June 2024	$0.2 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review (Continued)

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Debt:
2026 Notes	-	-	529,880	-	-	-	529,880
Interest	37,092	37,092	18,546	-	-	-	92,730
Credit facilities:
Principal	26,494	-	-	-	-	-	26,494
Interest	208	-	-	-	-	-	208
Equipment loans:
Principal	16,437	18,260	19,995	8,988	6,676	-	70,356
Interest	5,837	4,198	2,463	1,045	289	-	13,832
Lease liabilities:
Principal	11,134	4,013	1,995	778	49	-	17,969
Interest	1,398	824	213	104	-	-	2,539
Cariboo acquisition payments[1]	10,000	10,000	10,000	10,000	10,000	-	50,000
PER [2]	-	-	-	-	-	145,786	145,786
Capital expenditures	19,386	-	-	-	-	-	19,386
Other expenditures
Transportation related services [3]	14,030	6,071	1,120	-	-	-	21,221

1  On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenue and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts. The Company estimates that there is $32 million payable over the next 5 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. As at December 31, 2023, the Company has provided surety bonds of $88.7 million and restricted cash of $6.3 million for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $47.8 million as reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review (Continued)

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $6.2 million as at December 31, 2023.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds an 87.5% effective interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $5.9 million as at December 31, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia to meet reclamation bonding requirements. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7.3 million as at December 31, 2023.

On October 30, 2023, the Company increased the surety bond with the EPA to US$31 million to meet Florence Copper reclamation bonding requirements under the UIC permit.

Selected Annual Information

	For the years ended December 31,
(Cdn$ in thousands, except per share amounts)	2023	2022	2021
Revenues	524,972	391,609	433,278
Net income (loss)	82,726	(25,971)	36,472
Per share - basic	0.29	(0.09)	0.13
Per share - diluted	0.28	(0.09)	0.13

	As at December 31,
	2023	2022	2021
Total assets	1,566,368	1,278,684	1,183,195
Total long-term financial liabilities[1]	670,802	572,037	518,087
1 Long-term financial liabilities includes long-term debt, Cariboo consideration payable and other financial liabilities.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results

Consolidated Statements of Comprehensive Income (Loss)	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2023	2022

Revenues	153,694	100,618
Cost of sales
Production costs	(80,588)	(62,965)
Depletion and amortization	(13,326)	(10,147)
Earnings from mining operations	59,780	27,506

General and administrative	(4,069)	(3,795)
Share-based compensation expense	(1,515)	(1,739)
Project evaluation expenditures	(925)	(174)
Loss on derivatives	(274)	(18,789)
Other income	(1)	777
Income before financing costs and income taxes	52,996	3,786

Finance expenses, net	(11,832)	(9,435)
Foreign exchange gain	14,117	4,596
Gain on Cariboo acquisition	46,212	-
Income (loss) before income taxes	101,493	(1,053)

Income tax expense	(34,068)	(1,222)
Net income (loss) for the period	67,425	(2,275)

Other comprehensive loss:
Unrealized (loss) gain on financial assets	(115)	1,392
Foreign currency translation reserve	(10,329)	(3,599)
Total other comprehensive loss for the period	(10,444)	(2,207)

Total comprehensive income (loss) for the period	56,981	(4,482)

Earnings (loss) per share
Basic	0.23	(0.01)
Diluted	0.23	(0.01)

Weighted-average shares outstanding (in thousands)
Basic	289,018	286,439
Diluted	290,736	286,439

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands)	2023	2022
Operating activities
Net income (loss) for the period	67,425	(2,275)
Adjustments for:
Depletion and amortization	13,326	10,147
Income tax expense	34,068	1,222
Finance expenses, net	11,832	9,435
Share-based compensation expense	1,573	1,794
Loss on derivatives	274	18,789
Unrealized foreign exchange gain	(14,541)	(5,279)
Gain on Cariboo acquisition	(46,212)	-
Amortization of deferred revenue	(2,029)	(1,597)
Other operating activities	(383)	(1,060)
Net change in working capital	(2,498)	(32,122)
Cash provided by (used for) operating activities	62,835	(946)

Investing activities
Gibraltar capitalized stripping costs	(31,882)	(3,866)
Gibraltar sustaining capital expenditures	(3,221)	(669)
Gibraltar capital project expenditures	(6,587)	(8,346)
Florence Copper development costs	(15,530)	(28,857)
Other project development costs	(1,804)	(321)
Purchase of copper price options	(3,192)
Proceeds from copper put options	1,832	3,941
Other investing activities	1,367	696
Cash used for investing activities	(59,017)	(37,422)

Financing activities
Interest paid	(3,303)	(1,304)
Repayment of credit facility, net of advances	(14,243)	-
Proceeds from Florence equipment financings, net	33,287	-
(Repayment of) proceeds from Gibraltar equipment financings, net	(6,147)	19,922
Proceeds from exercise of stock options	993	129
Cash provided by financing activities	10,587	18,747
Effect of exchange rate changes on cash and equivalents	58	(1,569)
Increase (decrease) in cash and equivalents	14,463	(21,190)
Cash and equivalents, beginning of period	82,014	142,048
Cash and equivalents, end of period	96,477	120,858

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Earnings

	Three months ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Net income (loss)	67,425	(2,275)	69,700
Net unrealized foreign exchange gain	(14,541)	(5,279)	(9,262)
Unrealized loss on derivative instruments	1,636	20,137	(18,501)
Gain on Cariboo acquisition	(46,212)	-	(46,212)
Non-recurring other income	(916)	-	(916)
Estimated tax effect of adjustments	16,668	(5,437)	22,105
Adjusted net income*	24,060	7,146	16,914

The Company's net income was $67.4 million ($0.23 earnings per share) for the three months ended December 31, 2023 compared to a $2.3 million net loss in the same quarter in the prior year.  Earnings in the fourth quarter were positively impacted by higher copper production and sales, higher average LME copper prices, and lower site costs (on a 100% basis) due to the decreasing input costs such as diesel, partially offset by higher finance expenses due to additional loans and advances on credit facilities.  Net income also included a $46.2 million gain recognized on the acquisition of 50% of Cariboo from Sojitz.

Adjusted net income was $24.1 million ($0.08 earnings per share) for the three months ended December 31, 2023 after elimination of the gain recognized on the Company's acquisition of 50% of Cariboo, $14.5 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the weakening US dollar during the three months ended December 31, 2023, $1.6 million of unrealized loss on derivatives that reversed prior quarter unrealized gains due to the rising copper price in the fourth quarter, and accretion and adjustments to fair value for the consideration payable to Cariboo.

No adjustments are made to adjusted net income for provisional price adjustments in the three month periods.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Revenues

	Three months ended December 31,
(Cdn$ in thousands)	2023[1]	2022	Change
Copper contained in concentrate	153,310	91,075	62,235
Copper price adjustments on settlement	923	290	633
Molybdenum concentrate	7,919	7,783	136
Molybdenum price adjustments on settlement	(1,802)	3,878	(5,680)
Silver	1,905	1,334	571
Total gross revenue	162,255	104,360	57,895
Less: Treatment and refining costs	(8,561)	(3,742)	(4,819)
Revenue	153,694	100,618	53,076

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[2]	30,188	18,443	11,745
Average realized copper price (US$ per pound)	3.75	3.66	0.09
Average LME copper price (US$ per pound)	3.70	3.63	0.07
Average exchange rate (CAD/US$)	1.36	1.36	-

1As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine, financial results before that date reflect 75% beneficial interest.

2This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended December 31, 2023 increased by $62.2 million compared to the same period in 2022, with $58.0 million due to larger sales volumes, $3.6 million due to higher copper prices, and $0.6 million due to the impact of foreign exchange in the quarter. Positive provisional price adjustments in the current quarter were $0.9 million due to an increase in copper price. The increase in copper sales volume also reflects the impact from the acquisition of 50% of Cariboo in March 2023.

Molybdenum revenues for the three months ended December 31, 2023 remain consistent compared to the same period in 2022. The impact from lower average molybdenum prices of US$18.64 per pound, compared to US$21.39 per pound for the same prior period was offset by the impact from the acquisition of the additional 12.5% Gibraltar interest in March 2023. Negative provisional price adjustments in the current year period were $1.8 million due to the decrease in molybdenum price.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Cost of sales

	Three months ended December 31,
(Cdn$ in thousands)	2023[1]	2022	Change
Site operating costs	64,845	75,806	(10,961)
Transportation costs	10,294	6,671	3,623
Changes in inventories of finished goods	1,678	(1,462)	3,140
Changes in inventories of ore stockpiles	3,771	(18,050)	21,821
Production costs	80,588	62,965	17,623
Depletion and amortization	13,326	10,147	3,179
Cost of sales	93,914	73,112	20,802
Site operating costs per ton milled*	$9.72	$13.88	$(4.16)

1As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine; financial results before that date reflect 75% beneficial interest.

Site operating costs for the three months ended December 31, 2023 decreased by $11.0 million, compared to the same prior period primarily due to an increase of waste stripping costs being capitalized and decreased diesel costs due to a lower average diesel price, partially offset by the impact of proportionately consolidating an additional 12.5% share of Gibraltar's site operating costs as a result of the acquisition of 50% of Cariboo in March 2023.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles including write-downs of the stockpiles to net realizable value depending on the copper price and other factors. During the fourth quarter of 2023, copper in finished goods inventory decreased by 1.9 million pounds, which contributed to an increase in production costs of $1.7 million. Sulphide ore stockpiles also decreased by 0.6 million tons, which contributed to an increase in production costs of $3.8 million. In the prior year period, 3.8 million tons were added to sulphide ore stockpiles in the fourth quarter which contributed to a decrease in production costs in that comparative quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Other (income) expenses

	Three months ended December 31,
(Cdn$ in thousands)	2023	2022	Change
General and administrative	4,069	3,795	274
Share-based compensation expense	1,515	1,739	(224)
Realized gain on derivative instruments	(1,362)	(1,348)	(14)
Unrealized loss on derivative instruments	1,636	20,137	(18,501)
Project evaluation expenditures	925	174	751
Gain on Cariboo acquisition	(46,212)	-	(46,212)
Other income, net	1	(777)	778
	(39,428)	23,720	(63,148)

General and administrative expenses are relatively consistent in the three months ended December 31, 2023, compared to the same prior period.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense decreased for the three months ended December 31, 2023, compared to the same period in 2022, primarily due to a decrease in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 22 of the Financial Statements.

For the three months ended December 31, 2023, the Company realized a net gain on derivative instruments of $1.4 million primarily due to the copper collars that settled in-the-money, net of expensing of premiums paid, compared to a realized net gain of $1.3 million in the fourth quarter of 2022.

For the three months ended December 31, 2023, the net unrealized loss on derivative instruments of $1.6 million relates primarily to the reduction in the fair value of outstanding copper put options covering the first half of 2024. The net unrealized loss on derivatives for the fourth quarter of 2022 was $20.1 million and relates primarily to the reduction in the fair value of outstanding copper price collars covering the first half of 2023.

On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz which gives the Company an additional 12.5 % effective interest in the Gibraltar mine. The Company recognized a gain of $46.2 million on its acquisition of 50% of Cariboo, equal to the excess of the fair value of the net assets acquired over the estimated fair value of total consideration payable to Sojitz, which is included in other income.

Project evaluation expenditures represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Finance expenses and income

	Three months ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Interest expense	13,109	11,350	1,759
Amortization of financing fees	738	647	91
Finance expense - deferred revenue	1,851	1,461	390
Accretion of PER	680	92	588
Accretion and fair value adjustment on consideration payable for Cariboo	(916)	-	(916)
Less: interest capitalized	(2,658)	(3,419)	761
Finance income	(972)	(696)	(276)
Finance expenses, net	11,832	9,435	2,397

Net interest expense for the three months ended December 31, 2023 increased from the prior year period primarily due to the impact of higher interest from new equipment loans drawn in December 2022 and May 2023, and draws against the revolving credit facility in 2023, which was partially offset by the capitalization of certain borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko. Accretion less fair value adjustments on consideration payable for Cariboo resulted in a net recovery of $0.9 million for the three months ended December 31, 2023.

Finance income for the three months ended December 31, 2023 increased from the same period in prior year due to the impact of higher interest rates on the Company's cash balances.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2023	2022	Change
Current income tax expense	999	680	319
Deferred income tax expense	33,069	542	32,527
Income tax expense	34,068	1,222	32,846
Effective tax rate	33.6%	(116.0)%	149.6%
Canadian statutory rate	27.0%	27.0%	-
B.C. mineral tax rate	9.5%	9.5%	-

TASEKO MINES LIMITED Management's Discussion and Analysis

Fourth Quarter Results (Continued)

Effective tax rate reconciliation

	Three months ended December 31,
(Cdn$ in thousands)	2023	2022	Change

Income tax expense (recovery) at Canadian statutory rate of 36.5%	37,035	(384)	37,419
Permanent differences	(3,120)	1,092	(4,212)
Foreign tax rate differential	41	20	21
Unrecognized tax benefits	246	72	174
Deferred tax adjustments related to prior periods	(134)	422	(556)
Income tax expense	34,068	1,222	32,846

The overall income tax expense for the three months ended December 31, 2023 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the fourth quarter was less than the combined B.C. mineral and income tax rate of 36.5% due to the non-taxability of the unrealized foreign exchange gain related to the senior secured notes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended December 31, 2023 and 2022, relative to net income (loss) for those periods.

Current income taxes represent an estimate of B.C. mineral taxes payable.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended December 31, 2023 was $62.8 million compared to cash used for operations of $0.9 million for the same prior period. The increase in cash flow provided by operations was due primarily to the impact of increased copper sales.

Cash used for investing activities during the three months ended December 31, 2023 was $59.0 million compared to $37.4 million for the same prior period. Investing cash flows in the fourth quarter includes $41.7 million for capital expenditures at Gibraltar (which includes $31.9 million for capitalized stripping costs, $3.2 million for sustaining capital, and $6.6 million for capital projects), and $15.5 million of cash expenditures for development costs at Florence Copper.  During the three month period, the Company purchased copper put option contracts covering the first half of 2024 for $4.1 million.

Net cash provided by financing activities for the three months ended December 31, 2023 was $10.6 million comprised of net proceeds from the equipment loan financing of $33.3 million, partially offset by interest paid of $3.3 million, Gibraltar equipment financing repayment of $6.1 million, and revolving credit facility repayment of $14.2 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Summary of Quarterly Results

	2023				2022
(Cdn$ in thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	153,694	143,835	111,924	115,519	100,618	89,714	82,944	118,333
Net income (loss)	67,425	871	9,991	4,439	(2,275)	(23,517)	(5,274)	5,095
Basic EPS	0.23	-	0.03	0.02	(0.01)	(0.08)	(0.02)	0.02
Adjusted net income (loss) *	24,060	19,659	(4,376)	5,088	7,146	4,513	(16,098)	6,162
Adjusted basic EPS *	0.08	0.07	(0.02)	0.02	0.02	0.02	(0.06)	0.02
Adjusted EBITDA *	69,107	62,695	22,218	36,059	35,181	34,031	1,684	38,139

(US$ per pound, except where indicated)
Average realized copper price	3.75	3.83	3.78	4.02	3.66	3.48	4.08	4.59
Total operating costs *	1.91	2.20	2.66	2.94	2.75	2.72	3.47	3.13
Copper sales (million pounds)	31.4	28.1	22.8	20.8	19.1	20.0	16.3	20.5

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition. In addition, fourth quarter of 2023 was impacted by the gain recorded on finalizing the purchase price allocation for the Cariboo acquisition.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in Note 2.4 of the 2023 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Critical Accounting Policies and Estimates (Continued)

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impacted the fair values of assets and liabilities recorded in the acquisition disclosed in the Note 4 of the December 31, 2023 Financial Statements.

There were no changes in accounting policies during the year ended December 31, 2023.

Change in Accounting Policies

The Company adopted amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2023. These amendments required the disclosure of "material" rather than "significant" accounting policies. These amendments did not change the Company's accounting policies.

Several new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2023, and have not been applied in preparing these consolidated financial statements. None are currently considered by the Company to be significant or likely to have a material impact on future financial statements.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Internal and Disclosure Controls Over Financial Reporting (Continued)

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the 2023 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on those criteria. The Company's certifying officers have evaluated the effectiveness of the ICFR and DC&P at the financial year end and concluded that ICFR and DC&P are effective as at December 31, 2023 based on the evaluation.

Financial Instruments

The Company uses a mixture of cash, long-term debt and shareholders' equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies.  To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 8 to the Financial Statements. The financial risks and the Company's exposure to these risks, is provided in various tables in Note 26 of the Financial Statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 26 of the Financial Statements.

Summary of Financial Instruments	Carrying Amount	Associated Risks
Financial assets
Amortized cost
Cash and equivalents	96,477	Interest rate
Accounts receivable	16,514	Credit, Market
Fair value through other comprehensive income (FVOCI)
Marketable securities	1,333	Market
Investment in private companies	1,200	Market
Financial liabilities
Accounts payable and accrued liabilities	71,748	Currency
Revolving credit facility	26,494	Currency, Interest rate
Senior secured notes	529,880	Currency
Lease liabilities	17,969	Interest rate
Gibraltar equipment loans	37,992	Currency, Interest rate
Florence project debt facility	32,364	Currency, Interest rate
Cariboo consideration payable	70,381	Commodity price risk

TASEKO MINES LIMITED Management's Discussion and Analysis

Related Party Transactions

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-month to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 22 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands)	2023	2022
Salaries and benefits	4,986	4,509
Post-employment benefits	922	730
Share-based compensation expense	4,761	2,995
	10,669	8,234

Other related parties

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices the Gibraltar for these expenses. In 2023, net management fee income of $713 (2022: $1,162) and net reimbursable compensation expenses and third party costs of $289 (2022: $1,370) were charged to the joint venture partner.

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2023 YE
Cost of sales	93,914	94,383	99,854	86,407	374,558
Less:
Depletion and amortization	(13,326)	(15,993)	(15,594)	(12,027)	(56,940)
Net change in inventories of finished goods	(1,678)	4,267	3,356	(399)	5,546
Net change in inventories of ore stockpiles	(3,771)	12,172	2,724	5,561	16,686
Transportation costs	(10,294)	(7,681)	(6,966)	(5,104)	(30,045)
Site operating costs	64,845	87,148	83,374	74,438	309,805
Oxide ore stockpile reclassification from capitalized stripping	-	-	(3,183)	3,183	-
Less by-product credits:
Molybdenum, net of treatment costs	(5,441)	(9,900)	(4,018)	(9,208)	(28,567)
Silver, excluding amortization of deferred revenue	124	290	(103)	(160)	151
Site operating costs, net of by-product credits	59,528	77,538	76,070	68,253	281,389
Total copper produced (thousand pounds)	29,883	30,978	24,640	19,491	104,992
Total costs per pound produced	1.99	2.50	3.09	3.50	2.68
Average exchange rate for the period (CAD/USD)	1.36	1.34	1.34	1.35	1.35
Site operating costs, net of by-product credits (US$ per pound)	1.46	1.87	2.30	2.59	1.99
Site operating costs, net of by-product credits	59,528	77,538	76,070	68,253	281,389
Add off-property costs:
Treatment and refining costs	7,885	6,123	4,986	4,142	23,136
Transportation costs	10,294	7,681	6,966	5,104	30,045
Total operating costs	77,707	91,342	88,022	77,499	334,570
Total operating costs (C1) (US$ per pound)	1.91	2.20	2.66	2.94	2.37

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Cost of sales	73,112	84,204	90,992	89,066	337,374
Less:
Depletion and amortization	(10,147)	(13,060)	(15,269)	(13,506)	(51,982)
Net change in inventories of finished goods	1,462	2,042	(3,653)	(7,577)	(7,726)
Net change in inventories of ore stockpiles	18,050	3,050	(3,463)	(3,009)	14,628
Transportation costs	(6,671)	(6,316)	(4,370)	(5,115)	(22,472)
Site operating costs	75,806	69,920	64,237	59,859	269,822
Oxide ore stockpile reclassification from capitalized stripping	-	-			-
Less by-product credits:
Molybdenum, net of treatment costs	(11,022)	(4,122)	(3,023)	(3,831)	(21,999)
Silver, excluding amortization of deferred revenue	263	25	36	202	526
Site operating costs, net of by-product credits	65,047	65,823	61,250	56,230	248,349
Total copper produced (thousand pounds)	20,020	21,238	15,497	16,024	72,778
Total costs per pound produced	3.25	3.10	3.95	3.51	3.41
Average exchange rate for the period (CAD/USD)	1.36	1.31	1.28	1.27	1.30
Site operating costs, net of by-product credits (US$ per pound)	2.39	2.37	3.10	2.77	2.62
Site operating costs, net of by-product credits	65,047	65,823	61,250	56,230	248,349
Add off-property costs:
Treatment and refining costs	3,104	3,302	2,948	2,133	11,486
Transportation costs	6,671	6,316	4,370	5,115	22,472
Total operating costs	74,822	75,441	68,568	63,478	282,307
Total operating costs (C1) (US$ per pound)	2.75	2.72	3.47	3.13	2.98

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis (except for Q1 2023)	2023 Q4	2023 Q3	2023 Q2	2023 Q1[1]	2023 YE1
Site operating costs	64,845	87,148	83,374	74,438	309,805
Add:
Capitalized stripping costs	31,916	2,083	8,832	12,721	55,552
Total site costs - Taseko share	96,761	89,231	92,206	87,159	365,357
Total site costs - 100% basis	110,584	101,978	105,378	112,799	430,739

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Site operating costs	75,806	69,920	64,237	59,859	269,822
Add:
Capitalized stripping costs	3,866	1,121	11,887	15,142	32,016
Total site costs - Taseko share	79,672	71,041	76,124	75,001	301,838
Total site costs - 100% basis	106,230	94,721	101,499	100,001	402,451

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives;
  Gain on Cariboo acquisition; and
  Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

Adjusted EPS is the Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding during the period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

Adjusted net income (loss) and Adjusted EPS (Continued)

(Cdn$ in thousands, except per share amounts)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Net income	67,425	871	9,991	4,439	82,726
Unrealized foreign exchange (gain) loss	(14,541)	14,582	(10,966)	(950)	(11,875)
Unrealized loss (gain) on derivatives	1,636	4,518	(6,470)	2,190	1,874
Gain on Cariboo acquisition	(46,212)	-	-	-	(46,212)
Finance and other non-recurring costs	(916)	1,244	1,714	-	2,042
Estimated tax effect of adjustments	16,668	(1,556)	1,355	(591)	15,876
Adjusted net income (loss)	24,060	19,659	(4,376)	5,088	44,431
Adjusted EPS	0.08	0.07	(0.02)	0.02	0.15

(Cdn$ in thousands, except per share amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Net (loss) income	(2,275)	(23,517)	(5,274)	5,095	(25,971)
Unrealized foreign exchange (gain) loss	(5,279)	28,083	11,621	(4,398)	30,027
Unrealized loss (gain) on derivatives	20,137	(72)	(30,747)	7,486	(3,196)
Estimated tax effect of adjustments	(5,437)	19	8,302	(2,021)	863
Adjusted net income (loss)	7,146	4,513	(16,098)	6,162	1,723
Adjusted EPS	0.02	0.02	(0.06)	0.02	0.01

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense;
  Gain on Cariboo acquisition; and
  Non-recurring other expenses.

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

Adjusted EBITDA (Continued)

(Cdn$ in thousands)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Net income	67,425	871	9,991	4,439	82,726
Add:
Depletion and amortization	13,326	15,993	15,594	12,027	56,940
Finance expense	12,804	14,285	13,468	12,309	52,866
Finance income	(972)	(322)	(757)	(921)	(2,972)
Income tax expense	34,068	12,041	678	3,356	50,143
Unrealized foreign exchange (gain) loss	(14,541)	14,582	(10,966)	(950)	(11,875)
Unrealized loss (gain) on derivatives	1,636	4,518	(6,470)	2,190	1,874
Amortization of share-based compensation expense	1,573	727	417	3,609	6,326
Gain on Cariboo acquisition	(46,212)	-	-	-	(46,212)
Non-recurring other expenses	-	-	263	-	263
Adjusted EBITDA	69,107	62,695	22,218	36,059	190,079

(Cdn$ in thousands)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Net (loss) income	(2,275)	(23,517)	(5,274)	5,095	(25,971)
Add:
Depletion and amortization	10,147	13,060	15,269	13,506	51,982
Finance expense	10,135	12,481	12,236	12,155	47,007
Finance income	(700)	(650)	(282)	(166)	(1,798)
Income tax expense	1,222	3,500	922	1,188	6,832
Unrealized foreign exchange (gain) loss	(5,279)	28,083	11,621	(4,398)	30,027
Unrealized loss (gain) on derivatives	20,137	(72)	(30,747)	7,486	(3,196)
Amortization of share-based compensation expense (recovery)	1,794	1,146	(2,061)	3,273	4,152
Adjusted EBITDA	35,181	34,031	1,684	38,139	109,035

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

(Cdn$ in thousands)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Earnings from mining operations	59,780	49,452	12,070	29,112	150,414
Add:
Depletion and amortization	13,326	15,993	15,594	12,027	56,940
Earnings from mining operations before depletion and amortization	73,106	65,445	27,664	41,139	207,354

(Cdn$ in thousands)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Earnings (loss) from mining operations	27,506	5,510	(8,048)	29,267	54,235
Add:
Depletion and amortization	10,147	13,060	15,269	13,506	51,982
Earnings from mining operations before depletion and amortization	37,653	18,570	7,221	42,773	106,217

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures (Continued)

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2023 YE1
Site operating costs (included in cost of sales) - Taseko share	64,845	87,148	83,374	74,438	309,805
Site operating costs - 100% basis	74,109	99,598	95,285	95,838	364,830
Tons milled (thousands)	7,626	8,041	7,234	7,093	29,994
Site operating costs per ton milled	$9.72	$12.39	$13.17	$13.54	$12.16

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

(Cdn$ in thousands, except per ton milled amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Site operating costs (included in cost of sales) - Taseko share	75,806	69,920	64,237	59,859	269,822
Site operating costs - 100% basis	101,075	93,227	85,649	79,812	359,763
Tons milled (thousands)	7,282	8,229	7,698	7,047	30,256
Site operating costs per ton milled	$13.88	$11.33	$11.13	$11.33	$11.89

Technical Information

The technical information contained in this MD&A related to the Florence Copper Project is based upon the report entitled: "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.